

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

By Facsimile and U.S. Mail

Mr. Richard D. Kinder
Chairman and Chief Executive Officer
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan Management, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-16459**

Dear Mr. Kinder:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 19

General

1.   Please disclose the amounts with respect to each classification of other
        comprehensive income pursuant to paragraph 17 of SFAS 130 and for each
        classification of accumulated other comprehensive income pursuant to paragraph
        26 of SFAS 130. In addition, please disclose your reclassification adjustments
        pursuant to paragraph 18 of SFAS 130.

Note 2. Significant Accounting Policies, page 24

2.   Please tell us if you included a portion of your accumulated other comprehensive
        income balance in the book basis of your equity method investment when
        calculating the gain or loss from the issuance of additional securities by your
        equity method investee.

Note 5. Summarized Financial Information for Kinder Morgan Energy Partners, L.P.,
page 28

3.   We note your disclosure that there are no securities that may be converted into or
        exercised for shares. Please disclose any material effects of conversion of
        outstanding convertible securities, exercise of options or warrants or other
        contingent issuances of Kinder Morgan Energy Partners, L.P. that may have a
        significant effect on your share of reported earnings. Refer to paragraph 20(e) of
        APB 18.

4.   Please disclose the difference, if any, between the amount at which your
        investment in Kinder Morgan Energy Partners, L.P. is carried and the amount of
        underlying equity in net assets and the accounting treatment of any difference.
        Refer to paragraph 20(a) of APB 18.

5.   Please disclose how Kinder Morgan Energy Partners, L.P. determines the amount
        of distributions made to each class of its partners and describe any incentive
        distributions that are paid to the general partner.

6.   Please disclose your rights in the event that Kinder Morgan Energy Partners, L.P.
        is liquidated and indicate any preferential rights of other classes of partners. In
        addition, please tell us how you determined your proportionate share of
        accumulated other comprehensive income of Kinder Morgan Energy Partners,
        L.P. recorded as an investor of this limited partnership.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 30

7.   We note your disclosure in footnote 1 to your table of your proportionate share of Kinder Morgan's Energy Partners, L.P.'s capitalized costs which includes amounts of the investee's equity method investment. Please disclose such amounts separately from your proportionate share of Kinder Morgan Energy Partners, L.P.'s capitalized costs pursuant to paragraph 20 of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

8.   We note your disclosure in footnote 1 to your table of your proportionate share of Kinder Morgan's Energy Partners, L.P.'s proved reserves which includes amounts of the investee's equity method investment. Please disclose such amounts separately from your proportionate share of Kinder Morgan Energy Partners, L.P.'s proved reserves pursuant to paragraph 14(c) of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

9.   We note your disclosure in footnote 1 to your table of your proportionate share of Kinder Morgan's Energy Partners, L.P.'s standardized measure of discounted cash flows which includes amounts of the investee's equity method investment. Please disclose such amounts separately from your proportionate share of Kinder Morgan Energy Partners, L.P.'s standardized measure of discounted cash flows pursuant to paragraph 32 of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief